iLearning, Inc.

Consolidated financial statements
As of December 31, 2000
Together with report of independent public accountants

Report of independent public accountants

To the Board of Directors of
iLearning, Inc.:

We have audited the accompanying consolidated balance sheet of iLearning, Inc. and subsidiary (the Company) as of December 31, 2000, and the related consolidated statements of operations, redeemable securities and stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iLearning, Inc. and subsidiary as of December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                       /s/ Arthur Andersen LLP

Baltimore, Maryland
March 27, 2001
iLearning, Inc.

Table of contents

Consolidated balance sheet
  As of December 31, 2000......................................................1

Consolidated statement of operations
  For the year ended December 31, 2000.........................................2

Consolidated statement of redeemable securities and stockholders' deficit
  For the year ended December 31, 2000.........................................3

Consolidated statement of cash flows
  For the year ended December 31, 2000.........................................4

Notes to consolidated financial statements
  December 31, 2000............................................................5
iLearning, Inc.

Consolidated balance sheet
As of December 31, 2000

Assets
Current assets:
   Cash and cash equivalents                                       $    780,857
   Accounts receivable                                                  100,139
   Inventory                                                            103,491
   Prepaid expenses                                                     186,681
                                                                   ------------
Total current assets                                                  1,171,168
                                                                   ------------
Property and equipment, net                                             172,462
Software development costs, net                                         443,675
Acquired intangibles, net                                               890,092
Other assets, net                                                       236,828
                                                                   ------------
Total assets                                                       $  2,914,225
                                                                   ============

Liabilities and stockholders' deficit
Current liabilities:
   Accounts payable                                                $  2,029,671
   Accrued expenses                                                     268,947
   Deferred revenue                                                     568,400
   Current portion of note payable                                      285,000
                                                                   ------------
Total current liabilities                                             3,152,018
Note payable, net of current portion                                    570,000
                                                                   ------------
Total liabilities                                                     3,722,018
                                                                   ------------
Commitments and contingencies
Redeemable convertible preferred stock:
   Series A convertible preferred stock,
   convertible into one share of common stock,
   liquidation preference of $5.56 per share
   plus accrued dividends, $.01 par value,
   10,000,000 shares authorized, 4,003,388
   issued and outstanding                                            12,306,870
Stockholders' deficit:
   Class A common stock, $.01 par value,
   25,000,000 shares authorized, 5,404,000
   shares issued and outstanding                                         54,040
   Additional paid-in capital                                           661,569
   Accumulated deficit                                              (13,830,272)
                                                                   ------------
Total stockholders' deficit                                         (13,114,663)
                                                                   ------------
Total liabilities and stockholders' deficit                        $  2,914,225
                                                                   ============

   The accompanying notes are an integral part of this consolidated statement.

iLearning, Inc.

Consolidated statement of operations
For the year ended December 31, 2000

Revenues                                                            $ 1,152,224
Costs of revenues                                                     2,260,140
                                                                    -----------
Gross margin                                                         (1,107,916)
                                                                    -----------
Operating expenses:
   Product development                                                  794,980
   Sales and marketing                                                3,169,595
   General and administrative                                         4,289,282
                                                                    -----------
Total operating expenses                                              8,253,857
                                                                    -----------
Loss from operations                                                 (9,361,773)
Interest income, net                                                     34,994
                                                                    -----------
Net loss                                                            $(9,326,779)
                                                                    ===========

   The accompanying notes are an integral part of this consolidated statement.

iLearning, Inc.

Consolidated statement of redeemable securities and stockholders' deficit For the year ended December 31, 2000

                                                                                     Stockholders' deficit
                                                                 ------------------------------------------------------------
                                       Redeemable Convertible
                                          Preferred Stock                                Common stock
                                      ------------------------      Members'        ------------------------   Subscription
                                        Shares       Amount         Capital           Shares       Amount       receivable
                                      ---------   ------------   ------------       ---------   ------------   ------------
Balance, December 31, 1999a                  --   $         --   $  1,887,500              --   $         --   $   (210,000)
   Issuance of common stock
     in iLearning, Inc.                      --             --     (1,887,500)      5,402,000         54,020        210,000
   Issuance of Redeemable
     Convertible Preferred Stock      4,003,388     11,129,419             --              --             --             --
   Issuance of common stock
     for services                            --             --             --           2,000             20             --
   Accretion of Redeemable
     Convertible Preferred Stock             --      1,177,451             --              --             --             --
   Net loss                                  --             --             --              --             --             --
                                      ---------   ------------   ------------       ---------   ------------   ------------
Balance, December 31, 2000a           4,003,388   $ 12,306,870   $         --       5,404,000   $     54,040   $         --
                                      =========   ============   ============       =========   ============   ============

                                                   Stockholders' deficit
                                      ---------------------------------------------

                                       Additional                        Total
                                        paid-in        Accumulated    stockholders'
                                        capital         deficit     equity (deficit)
                                      ------------    ------------  ----------------
Balance, December 31, 1999a           $         --    $ (4,503,493)   $ (2,825,993)
   Issuance of common stock
     in iLearning, Inc.                  1,833,480              --         210,000
   Issuance of Redeemable
     Convertible Preferred Stock                --              --              --
   Issuance of common stock
     for services                            5,540              --           5,560
   Accretion of Redeemable
     Convertible Preferred Stock        (1,177,451)             --      (1,177,451)
   Net loss                                     --      (9,326,779)     (9,326,779)
                                      ------------    ------------    ------------
Balance, December 31, 2000a           $    661,569    $(13,830,272)   $(13,114,663)
                                      ============    ============    ============

iLearning, Inc.

Consolidated statement of cash flows
For the year ended December 31, 2000

Cash flows from operating activities:
   Net loss                                                        $ (9,326,779)
   Adjustments to reconcile net loss to
   net cash used in operating activities-
     Depreciation and amortization                                      271,924
     Noncash general and administrative expense                           5,560
     Changes in assets and liabilities:
       Accounts receivable                                              (15,521)
       Prepaid expenses                                                 (86,681)
       Inventory                                                       (103,491)
       Other assets                                                    (225,427)
       Accounts payable                                              (1,199,788)
       Accrued liabilities                                              185,029
       Deferred revenue                                                 568,400
                                                                   ------------
Net cash flows used in operating activities                          (9,926,774)
                                                                   ------------
Cash flows from investing activities:
   Purchase of property and equipment                                  (146,145)
   Software development costs                                          (543,302)
                                                                   ------------
Net cash flows used in investing activities                            (689,447)
                                                                   ------------
Cash flows from financing activities:
   Repayments on notes payable                                         (285,000)
   Proceeds from issuance of preferred stock                         11,129,419
   Proceeds from collection of subscription receivable                  210,000
                                                                   ------------
Net cash flows provided by financing activities                      11,054,419
                                                                   ------------
Net increase in cash and cash equivalents                               438,198
Cash and cash equivalents, beginning of year                            342,659
                                                                   ------------
Cash and cash equivalents, end of year                             $    780,857
                                                                   ============

   The accompanying notes are an integral part of this consolidated statement.

iLearning, Inc.

Notes to consolidated financial statements
December 31, 2000

1. Organization and nature of business

iLearning, Inc.(iLearning or the Company, formerly Leaplt.com, Inc.) was incorporated in the State of Delaware on April 14, 2000. A Subscription Agreement between LeapIt.com, LLC and LeapIt.com Inc., was entered into on April 20, 2000 whereby LeapIt.com, LLC subscribed to purchase common shares of LeapIt.com, Inc., in consideration for the transfer, conveyance and delivery of all the assets and liabilities of LeapIt.com, LLC to the Company as of its March 31, 2000 balance sheet. The transaction was intended to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986, as amended. As both entities had previously been under common control, this transaction has been accounted for similar to a pooling of interests transaction, with presentation of the transaction as if it occurred at the beginning of the period with all assets and liabilities recorded at their carryover basis.

ILearning, Inc. provides innovative training and educational solutions for businesses and organizations. From content to delivery, iLearning's products are customized to meet each organization's educational needs. iLearning's firewall friendly, proprietary technology uniquely positions the company to deliver relevant content at near full motion frame rate, with as little as a 28.8K dial-up connection. iLearning provides 1) the backend technology, implementation and support, 2) an instructional content development and delivery service, and
3) the front-end administrative tools for client management of site content and member databases.

iLearning, Inc. was originally founded as LeapIt.com, Inc. with an initial focus on the development and implementation of a consumer web-based information technology career training and management platform. The LeapIt.com consumer web site was launched in May 2000. Membership was over 70,000 by August and over 100,000 by the end of 2000. In order to build a membership base, all training on the LeapIt.com web site was free to members in 2000 with a subscription fee service to be introduced in 2001. It is this web site that serves as a working portal that demonstrates the iPlatform technology and product line which iLearning brings to its business and organization client base. iLearning signed its first iPlatform client in November 2000.

As of January 1, 2000, LeapIt.com, LLC entered into a Stock Purchase Agreement to acquire all of the issued and outstanding shares of capital stock of LANWrights, Inc., a Texas corporation. The purchase price for the shares was $1,140,000 payable 25 percent at closing and 25 percent on each of January 1, 2001, 2002 and 2003, with the final payment subject to offset for an EBITDA adjustment. The acquisition was accounted for under the purchase method of accounting, whereby the purchase price was allocated to net assets and acquired intangibles for $93,000 and $1,047,000, respectively. The LANWrights, Inc. acquisition was included and made a part of the Assignment and Assumption Agreement associated with the Subscription Agreement between LeapIt.com, LLC and the Company. LANWrights, Inc. provides network-oriented writing, training, and consulting and supplies accurate, timely information on cutting-edge technologies and certification. LANWrights is known for developing technical materials for companies such as Microsoft, Novell, GTE, Symantec and SUN Microsystems. Substantially all of iLearning's revenues in 2000 were derived from services performed by its LANWrights subsidiary.

Since inception, the Company has incurred an accumulated deficit of approximately $13.8 million. During 2000, the Company experienced operating losses and negative cash flows from operations due to software development and sales and marketing expenses associated with developing, branding and launching its technology. In 2000, the Company raised approximately $13 million in funding, consisting of: $7.5 million in venture funding and $5.5 million in private equity financing. The Company intends on raising additional capital during fiscal 2001. Management remains committed to taking all appropriate and necessary actions to effect timely cost reductions and cash preservation in the event management's revenue and cash flow expectations are not substantially met during fiscal 2001. Management believes that, based on its plans, including raising new capital, the Company will have sufficient cash to support operations during fiscal 2001. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, iLearning cannot assure that it will be able to obtain the financing necessary to continue to support its business.

2. Summary of accounting policies:

Principles of consolidation

The consolidated financial statements include the accounts of iLearning, Inc. and its subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with an original maturity of three months or less when purchased.

Concentration of credit risk

Financial instruments which potentially expose the Company to a concentration of credit risk consist primarily of trade accounts receivable. The Company did not record an allowance for doubtful accounts in 2000 as an allowance was not considered necessary. Trade accounts receivable at year-end were current.

Inventory

Inventory consists of courseware books and other peripherals sold as supplemental materials for the Company's online courses. Inventory is valued at the cost of acquisition and relieved against cost of revenue for sales, obsolete products and shortages discovered in physical inventory procedures.

Prepaid Assets

Prepaid assets consisted of the following as of December 31, 2000:

Prepaid content license fees                                            $179,375
Other prepaid assets                                                       7,306
                                                                        --------
Total prepaid assets                                                    $186,681
                                                                        ========

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years for furniture and equipment, and over the shorter of the estimated useful life of leasehold improvements or the related lease term for such improvements. Upon the disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations. Expenditures for repairs and maintenance are expensed as incurred.

Software development costs

The Company follows the guidelines established by Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The Company's policy is to expense the costs incurred prior to the establishment of technological feasibility as product development costs. The establishment of technological feasibility and the ongoing assessment of recoverability of software development costs requires considerable judgment by management with respect to certain external factors, including anticipated future gross revenue, estimated economic life and changes in technologies. Based on the Company's product development process, technological feasibility is established upon completion of a working model and related testing. Development costs incurred beyond the point of technological feasibility are capitalized. Capitalized software development costs currently are all related to the Company's proprietary iPlatform technology and were incurred after the Company developed a working model in 2000 and until the iPlatform technology was first launched in May 2000. Amortization begins when the product/functionality is available for general release and is computed using the straight-line method over the estimated economic life of three years.

Development costs incurred to establish technological feasibility are reflected as product development costs on the accompanying statement of operations, net of any capitalized development costs and amounted to approximately $735,000 for the year ended December 31, 2000.

Other assets

Other assets consist principally of content licenses that provide the Company with the right to resell the content through its website.

Long-lived assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses.

Deferred revenue

Deferred revenues are related to the sale of software licenses and deposits for services to be performed. Software license revenues were deferred in accordance with Statement of Position 97-2, "Software Revenue Recognition". The Company expects to recognize the license fee revenue on a straight-line basis over the term of our licensing agreements. The Company expects to recognize retainer revenues in 2001.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses and notes payable. In management's opinion, the carrying amount of these financial instruments approximated their fair values at December 31, 2000.

Revenue recognition

Revenue sources for 2000 consist of product (supplemental courseware books and peripherals) sales, royalty income and services income. Product sales revenue is derived completely from online sales. Revenues for product sales are recorded on a monthly basis as products are shipped. Royalty revenue is recognized at the time royalty checks are received from the third party agent due to uncertainties over the completion of the earnings process until that time. Revenue from consulting services is recognized when the work is completed or on a time and materials basis over the course of the engagement.

Customers

The Company's customers consist primarily of national and international associations, training/staffing businesses, educational enterprises and corporate users.

Cost of revenues

Cost of revenues include software enhancement costs, consulting direct costs, content conversion fees, content acquisition and license fees, hosting and product delivery, fulfillment and maintenance.

Advertising costs

Advertising costs for producing and communicating advertising are expensed when incurred. Total advertising expense for the year ended December 31, 2000, including initial branding and development of collateral, was $2,652,908.

Accounting for income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The recognition of net deferred assets is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

3. Software development costs

Activity related to software development costs consisted of the following during the year ended December 31, 2000:

Balance, January 1, 2000                                              $      --
Costs capitalized                                                       543,302
Amortization during the year                                            (99,627)
                                                                      ---------
Balance, December 31, 2000                                            $ 443,675
                                                                      =========

4. Property and equipment

Property and equipment consisted of the following as of December 31, 2000:

Equipment                                                             $ 142,580
Furniture and fixtures                                                   71,012
Leasehold improvements                                                   18,020
                                                                      ---------
                                                                        231,612
Less- accumulated depreciation and amortization                         (59,150)
                                                                      ---------
Property and equipment, net                                           $ 172,462
                                                                      =========

Depreciation and amortization expense related to property and equipment was $51,643 in 2000.

5. Accrued liabilities

Accrued liabilities consisted of the following as of December 31, 2000:

Accrued bonus and payroll                                               $204,166
Deferred salaries payable                                                 62,394
Other accrued liabilities                                                  2,387
                                                                        --------
Total accrued liabilities                                               $268,947
                                                                        ========

6. Redeemable convertible preferred stock:

In April 2000, the Company raised $11.1 million through the sale of 4,003,388 shares of its Series A Redeemable Convertible Preferred Stock (the Series A Stock). The Series A Stock is redeemable at the option of the holder for $5.56 per share plus all accumulated and unpaid dividends at any time after April 20, 2005, and before April 20, 2006, if the Company receives a notice from at least 50 percent of the outstanding shares of the Series A Stock. Additionally, holders of the Series A Stock are entitled to receive dividends at a rate of $0.139 per share when and if declared by the Board of Directors of the Company. The carrying amount of the securities is being accreted to the redemption value of $5.56 per share plus accrued dividends using the effective interest method. The accretion period is from the date of issuance of the Series A Stock to the earliest date at which these securities become redeemable at the option of the holder.

Each share of Series A Stock is convertible, at anytime by the holder, into one share of common stock. The Series A stockholders are also entitled to liquidation preference to $2.78 per share. The Series A stockholders have one vote for each share of Series A Stock owned.

7. Stock-based compensation:

The Company has a stock option plan (the Plan) authorizing the grant of options to employees, consultants and nonemployee directors. Under the Plan, the Company may grant options to purchase up to 2,200,000 shares of common stock. Stock options expire ten years form the date granted and vest over periods ranging from six months to four years. During the year ended December 31, 2000, the Company granted options to purchase 435,500 shares in accordance with the Plan. Shares available for future grants amounted to 1,764,500 as of December 31, 2000. The Plan also allows for the granting of nonqualified options, restricted stock and restricted stock units.

The Company applies APB Option No. 25 and related interpretations in accounting for the Plan. During the year ended December 31, 2000, the Company granted options with an exercise price equivalent or above the fair market value of the stock at the date of grant. Had compensation expense for the Company's stock-based compensation plan been determined based on the fair value of the options at the grant dates for awards under the Plan consistent with the method of Statement of Financial Accounting Standards No. 123, "Stock-Based Compensation" (SFAS No. 123), the Company's pro forma net loss would have been changed to the pro forma amounts indicated below:

Net loss:
   As reported                                                      $(9,326,779)
   Pro forma                                                         (9,338,057)

A summary of qualified option transactions during the year ended December 31, 2000, is as follows:

                                                                     Weighted
                                                                      average
                                                                     exercise
                                                           Options     price
                                                           -------   --------
Outstanding, December 31, 1999                                  --   $    --
2000 activity:
   Granted                                                 435,500      2.42
   Forfeited                                                31,500      2.78
                                                           -------   -------
Outstanding, December 31, 2000                             404,000   $  2.39
                                                           =======   =======

At December 31, 2000, there were 61,300 qualified options that were exercisable.

The weighted average fair value of qualified options granted to employees during the year ended December 31, 2000, was $0.19 per share. The qualified options granted during the year ended December 31, 2000, were granted at an exercise price ranging from $2.00 to $2.78 per share and had a weighted average remaining contractual life of 9.36 years.

The Company has computed, for pro forma disclosure purposes, the value of all options granted during the year ended December 31, 2000, using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following weighted average assumptions:

Risk-free interest rate                                                     6.0%
Expected life                                                           5 years
Volatility                                                                 0.01%
Dividend rate                                                                 0%

8. Income taxes:

At December 31, 2000, the Company had approximately $8.2 million of tax net operating loss carryforwards (NOLs) which expire in the year 2020. SFAS No. 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not". Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period and also is limited under certain circumstances, if the Company has a change in control, as defined. Future levels of operating income are dependent upon general economic conditions, including interest rates and general levels of economic activity, competitive pressure on sales and margins and other factors beyond the Company's control. Therefore, no assurance can be given that sufficient taxable income will be generated for full utilization of the NOLs.

Based on the Company's history of earnings, future earnings of the Company may not be sufficient to utilize these NOLs prior to their expiration. Accordingly, the Company has recorded a deferred tax asset and a valuation allowance of $3,531,327 relating to the net deferred tax assets of the Company. The Company will continue to evaluate the likelihood of future profits and the necessity of future adjustments to the deferred tax asset valuation allowance.

The difference between the recorded income tax benefit and the "expected" tax benefit, based on the statutory federal income tax rate, is as follows as of December 31, 2000:

Tax benefit at federal statutory rates                              $ 3,171,105
State income taxes, net of federal income tax effect                    419,705
Other, net                                                              (59,483)
Valuation allowance                                                  (3,531,327)
                                                                    -----------
Benefit for income taxes                                            $        --
                                                                    ===========

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consist of the following:

Deferred tax assets
   Deferred revenue                                                 $   192,500
   Amortization of software development costs                            59,712
   Net operating loss                                                 3,147,655
   Accrued liabilities                                                   92,470
   Amortization of organization costs                                    38,990
                                                                    -----------
Total deferred tax assets                                             3,531,327
Valuation allowance                                                  (3,531,327)
                                                                    -----------
Net deferred tax asset                                              $        --
                                                                    ===========

9. Employee benefit plan

The Company has a 401(k) Profit Sharing Plan (the 401(k) Plan) available to all employees meeting certain eligibility criteria which permits participants to contribute up to certain limits as established by the Internal Revenue Service. The 401(k) Plan provides for discretionary matching contributions by the Company in an amount to be determined on an annual basis. In 2000, the Company did not match employee contributions.

10. Related parties

In 1999, iLearning entered into a Course Conversion and Hosting Agreement (the Agreement) with an entity in which one of iLearning's investors owns a voting interest, pursuant to which the vendor would provide certain courseware conversion and hosting services to iLearning. Pursuant to the terms of the Agreement, iLearning retains all intellectual property rights of the converted courses. Expenses incurred by iLearning for services performed by the vendor under the Agreement were $1,750,000 in 2000.

In November 2000, iLearning entered into a one-year renewable Training Product Sales Representative Agreement with an entity in which one of iLearning's investors owns a minority interest, pursuant to which the entity will market and sell iLearning courses in consideration for revenue sharing proceeds. Revenues will be recognized on a monthly basis, based on actual courses sold.

In November 2000, iLearning entered into a Master Web Site Development and Hosting Services Agreement with an entity controlled by one of iLearning's investors, pursuant to which iLearning has agreed to develop and operate the customer's web site portal. The terms of the agreement are similar to those of other Master Web Site Development and Hosting Services Agreements entered into with other third parties. Revenues will be recognized over the five-year term of the agreement. There was no revenue recognized in 2000 related to this agreement.

11. Commitments and contingencies:

Operating leases

The Company leases office space and certain office equipment under noncancelable operating leases expiring through 2004. Future minimum annual rental commitments under the lease agreements for the years ending December 31 are as follows:

2001                                                                     $58,615
2002                                                                       3,173
2003                                                                       3,334
2004                                                                       2,002
                                                                         -------
Total minimum lease payments                                             $67,124
                                                                         =======

Rent expense for the year ended December 31, 2000, was $119,931.

Litigation

The Company, from time to time, is involved in routine legal matters incidental to its normal operations. In management's opinion, the resolution of such matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

12. Subsequent events:

In January 2001, the Company entered into a three-year initial term Reseller Agreement with a related party to the Company. The agreement provides for initial non-refundable fees to the Company of $1,100,000 and on-going revenue sharing income.

In March 2001, iLearning entered into a Master Services Agreement with a major national association to provide software and website development (its iPlatform product), hosting and consulting services. The agreement has an initial term of six years, and the Company anticipates substantial revenues resulting from the agreement.

In March 2001, the Company raised $2.0 million through the sale of 719,424 shares of its Series A Redeemable Convertible Preferred Stock to a third party. This instrument has terms consistent with the Series A Stock issued in 2000.